Exhibit 14

PACER INTERNATIONAL, INC.

CODE OF ETHICS

Pacer International, Inc. and its subsidiaries (collectively, “Pacer”) are committed to applying high ethical standards in conducting their businesses. This code of ethics covers a wide range of business practices and procedures; however, it cannot address every situation which may arise in the course of business dealings. Pacer expects its directors, officers and employees to use good judgment, high ethical standards, honesty and common sense in carrying out their duties and responsibilities to Pacer.

Persons Subject to this Code

If you are a Pacer director, officer or employee, this code applies to you and is intended to guide your behavior.

Contact Information for Asking Questions

You should at all times while working for Pacer act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing your independent judgment to be compromised. If you are concerned about an ethical situation or are not sure whether specific conduct meets Pacer standards, you should feel free to discuss the situation with a supervisor or to contact Pacer’s human resources department at (714) 450-1433 or phamrick@pacerintl.com. To decide when to seek advice, ask yourself whether the conduct might be embarrassing to Pacer or the personnel involved if the details were fully disclosed to the public. If it might, you should seek clarification.

Compliance with Laws

Pacer expects you to understand and obey all governmental laws, rules and other legal requirements governing Pacer’s business. Pacer will endeavor to provide ongoing training about applicable laws and regulations. Although you may not know all the details of these laws, it is important to know enough to determine when to seek advice or consult other resources. If you need more information, you should talk with your supervisor, consult your employee handbook or call Pacer’s human resources or legal department. However, complying with the law is just part of what we need to be doing. You should continually try to avoid even the appearance of impropriety or of violating the law or this code of ethics.

Relationships and Conflicts of Interest

You are expected to make decisions in Pacer’s best interests, and not for personal gain. Neither you nor any member of your immediate family should acquire a financial interest in, or accept employment by, an entity doing business with a Pacer company if the interest or employment would conflict with the performance of your duties. You should also avoid any other personal activity, investment or association which could appear to conflict with good judgment concerning Pacer’s best interests and your personal interest. For example, there is a likely conflict of interest if you:

•	cause Pacer to engage in business transactions with relatives, friends or businesses that you own or control;

•	hold outside employment that is incompatible with your position with Pacer;

•	have more than a modest financial interest in Pacer’s suppliers, customers or competitors;

•	receive a loan, or guarantee of obligations, from a third party as a result of your position at Pacer; or

•	compete, or prepare to compete, with Pacer while still employed by Pacer.

Pacer’s policy against conflicts of interest may prevent employment of members of your family or household if it would potentially create supervision, safety or security issues or cause morale problems. You are prohibited from taking for yourself business opportunities discovered as a result of your position with Pacer. All such opportunities belong to Pacer and may not be used by you for personal gain unless first offered to Pacer and rejected by it.

Neither you nor your immediate family members may accept gifts or favors that create any obligation — either stated or implied — to a competitor, supplier or customer. Gifts should not be accepted from such companies or their agents unless the gift either has been previously approved in writing by a supervisor or is of only modest value (e.g., tee shirts, caps, dinners, entertainment, etc.). Furthermore, you should not solicit suppliers for special or personal treatment, such as discounted services, free goods or similar favors for your or your family’s personal benefit.

You may not offer any gift or favor to any employee — or a member of the immediate family of an employee — of a competitor, supplier or customer if the gift or favor might place the recipient under any obligation to either to you as the person making the gift or to a Pacer company.

Kickbacks, bribes, rebates or other forms of illegal consideration are never acceptable, and must never be either given or accepted by anyone acting on behalf of a Pacer company. When dealing with government agencies, you should be make sure to comply with any special agency rules limiting or prohibiting gifts or other favors.

The appearance of a conflict of interest can be as damaging to Pacer as an actual conflict. You should conduct yourself at all times so as to avoid apparent conflicts. You should immediately disclose to your supervisor or the human resources department any material transaction or relationship that you believe has created or may create a conflict of interest.

Members of Pacer’s board of directors are expected to disclose to their fellow directors any personal interest they may have in a transaction upon which the Board passes or other conflict of interest and not to participate in any decision in which there is a conflict between their personal interests and Pacer’s interests.

Use of Confidential Information

You may not either use or disclose any confidential or non-public information learned through your employment by a Pacer company, either for your own or someone else’s personal benefit. Use of such information may also violate strict federal laws and Pacer’s policy against “insider trading” in securities.

You should respect Pacer’s property and use its assets — including computers and related information technology assets — only in accordance with established company policies.

Misrepresentations and False Statements

You must never make a deliberate misrepresentation concerning a Pacer company or its business operations.

As a public company, it is critical that Pacer’s filings with the Securities and Exchange Commission be accurate, timely, complete and understandable. Depending on your position with Pacer, you may be called upon to provide information to assure that Pacer’s public reports are complete, accurate, fair and understandable. Pacer expects you to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to Pacer’s public disclosure requirements.

Pacer strives to maintain its books and records consistent with the requirements of generally accepted accounting principles. You must endeavor to insure that the records of each Pacer company fairly reflect its transactions and its assets. You should never create or assist anyone to create a false or misleading entry in any book or business record of a Pacer company, including any business expense or employee time report. No unrecorded or “hidden” funds or assets are permitted under any circumstances.

You may never destroy, alter or conceal, with an improper purpose, any record or otherwise impede any official proceeding, either personally, in conjunction with, or by attempting to influence, another person.

Pacer has adopted an employee complaint procedure permitting you to report concerns about questionable auditing and accounting practices on a confidential and anonymous basis. As of the date of this code of ethics, you may make such reports through telephone, internet or regular mail to the following contact: Ethicspoint, Inc., 12725 SW 66th Ave, Suite 107, Portland, OR 97223, www.ethicspoint.com, 866-ETHICS-P (866-384-4277).

Discrimination and Harassment

Pacer companies are firmly committed to the principle of equality of opportunity in employment and human relationships. You are expected to treat fellow employees or directors with respect and dignity.

Pacer companies offer employment, training, compensation and advancement on the basis of qualification, merit and business needs, regardless of race, color, religion, gender, national origin, ancestry, age, veteran or marital status, sexual orientation or other protected characteristic. Pacer companies will extend the same considerations to qualified disabled persons, consistent with the individual’s abilities to perform job duties safely and efficiently.

Business relationships with competitors, suppliers, and customers of Pacer companies must always be conducted free of discrimination based on any protected characteristic.

You are not permitted to engage in any sexual or other harassment of employees you supervise or of co-workers, competitors, suppliers or customers of Pacer companies.

Safety and the Environment

The safe operation of Pacer activities is always a primary goal.

All personnel, without exception, are responsible for insuring that all Pacer operations are conducted safely. You are expected to observe all safety rules and practices and to follow instructions concerning safe and efficient work practices. You should advise your supervisor or other management representatives immediately if you see a work practice or activity you consider to be conducted in an unsafe or careless manner.

Pacer and its personnel must remain committed to taking all reasonable steps to preserve and enhance the environment, public health and safety.

Competition

All of the business activities of the Pacer companies are highly competitive, and it is the policy of Pacer to compete aggressively, but fairly. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Pacer is also committed to abiding fully with antitrust laws. In general, these complex laws prohibit any form of agreement or understanding — whether formal, informal, express or implied — that unreasonably reduces competition and business rivalry. Pacer’s fair competition policy also prohibits any untrue disparagement of a Pacer competitor.

Political Contributions and Public Service Involvement

No Pacer company is permitted to contribute, directly or indirectly, to any federal political campaign. Employees may not use company expense accounts to pay for any personal political contributions or seek any other form of company reimbursement. In addition, you should not use company facilities or company assets for the benefit of any party or candidate, including any Pacer director, officer or employee individually running for office.

Political payments in foreign countries pose special legal problems. If you engaged in foreign operations, you should never make a payment to any foreign government official, agency or instrumentality, or to any foreign political party, party official or candidate unless the specific payment has been reviewed and approved by the company’s legal counsel.

Investigations of Violations and Enforcement of this Code

Pacer expects you to abide by this code and to act with honesty and integrity when performing on Pacer’s behalf. You are further expected to proactively promote and be an example of ethical behavior among peers in the work environment and the community.

Your misconduct or the misconduct of others cannot be excused because it was directed or requested by another person. In this regard, you are expected to alert management whenever an illegal, dishonest or unethical act is discovered or suspected. If requested, and to the extent possible, Pacer will keep the identity of the reporting person and all disclosures made in accordance with this code confidential. No employee will be subject to any disciplinary or retaliatory action for reasonably and in good faith reporting any suspected violation. Submission of knowingly false reports, however, constitutes a violation of this code and may result in disciplinary action.

Pacer will promptly investigate reports of code violations and take appropriate corrective action when and as warranted. Pacer will endeavor to notify individuals involved in a reported violation whether Pacer’s investigation has determined that a violation occurred and of the corrective action to be taken. Any corrective actions will be reasonably designed to deter wrongdoing and to promote accountability for adherence to this code of ethics and may include disciplinary action, including reprimand, reassignment, suspension with or without pay or benefits, demotion and termination of employment, of the following persons:

•	those who authorize or participate in actions that violate this code or any related policies;

•	those who fail to report a violation of this code or any related policy or who withhold any relevant information about a violation of which they became aware;

•	the violator’s supervisor, to the extent that the violation reflects inadequate supervision or lack of diligence; and

•	those who attempt to retaliate, or encourage others to do so, against an employee who reports a violation or cooperates with an investigation of such violation.

In determining what corrective action is appropriate in a particular case, Pacer will consider, among other factors: (1) the nature and severity of the violation, (2) whether the violation was a single occurrence or repeated occurrences, (3) whether the violation appears to have been intentional or inadvertent, (4) whether the individual in question had been advised before the violation as to the proper course of action, and (5) whether or not the individual in question had committed other violations in the past.

If you believe that the person to whom you have reported a violation has not taken appropriate action, you may contact an attorney in Pacer’s legal department at (904) 485-1000 to discuss the matter further.

Any waiver or amendment of this code for a director or executive officer must be approved by the board of directors and promptly disclosed to the shareholders, along with the reasons for the waiver, through a current or periodic report or website posting as permitted by applicable law or listing standards.